FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1. Notice regarding Appeal in Litigation against Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 13, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Notice regarding Appeal in Litigation against Subsidiaries

Tokyo, March 13, 2018—The U.S. subsidiaries of Nomura Holdings, Inc. (the “Company”) against which a judgment was entered in the lawsuit notified in the “Notice regarding Judgment in Litigation against Subsidiaries” dated September 29, 2017, have filed a petition for a writ of certiorari as follows.

1.	Court and date of petition filing

The Supreme Court of the United States

March 12, 2018 (EST)

2.	Background to the petition

As announced in the “Notice regarding Judgment in Litigation against Subsidiaries” dated May 16, 2015, the United States District Court for the Southern District of New York issued a judgment against the Company’s U.S. subsidiaries, namely, Nomura Asset Acceptance Corporation (“NAAC”), Nomura Home Equity Loan Inc. (“NHEL”), Nomura Credit & Capital, Inc., Nomura Securities International, Inc. and Nomura Holding America Inc. along with RBS Securities Inc. as an underwriter (collectively, the “Defendants”), in the proceedings commenced by the Federal Housing Finance Agency (“FHFA”), as conservator for the government-sponsored enterprises Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (the “GSEs”).

On May 15, 2015, the District Court held that the FHFA proved that the offering materials for residential mortgage-backed securities certificates issued by NAAC and NHEL and purchased by the GSEs contained material misstatements entitling FHFA to rescission. The District Court ordered the Defendants to pay $806 million to the GSEs upon the GSEs’ delivery of the certificates at issue to the Defendants. On June 10, 2015, the Defendants appealed.

As announced in the “Notice regarding Judgment in Litigation against Subsidiaries” dated September 29, 2017, the United States Court of Appeals for the Second Circuit rejected the appeal. On March 12, 2018, the Defendants filed a petition for a writ of certiorari to the court stated above.

3.	Future outlook

The Company’s subsidiaries believe that their appeal has merit and intend to pursue it vigorously.

ends

For further information please contact:

Name	Company	Telephone

Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com